UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77834 / May 16, 2016

Admin. Proc. File No. 3-17122

In the Matter of

DIGIBLUE MEDIA, INC.,
MORGAIN MINERALS INC.,
NEW WORLD BATTERIES, INC.,
NORTH PACIFIC GEOPOWER CORP., AND
NORTHERN CANADIAN URANIUM INC.
(F/K/A NORTHERN CANADIAN MINERALS INC.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Digiblue Media, Inc., Morgain Minerals Inc., New
World Batteries, Inc., North Pacific GeoPower Corp., or Northern Canadian Uranium Inc. (f/k/a
Northern Canadian Minerals Inc.), and the Commission has not chosen to review the decision on
its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Digiblue Media, Inc., Morgain Minerals Inc., New
World Batteries, Inc., North Pacific GeoPower Corp., and Northern Canadian Uranium Inc.
(f/k/a Northern Canadian Minerals Inc.).[2] The order contained in that decision is hereby
declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities
Exchange Act of 1934, the registrations of each class of registered securities of Digiblue Media,

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[1]   17 C.F.R. § 201.360(d).

[2]   *Digiblue Media, Inc., Morgain Minerals Inc., New World Batteries, Inc., North Pac.
GeoPower Corp., and N. Canadian Uranium Inc. (f/k/a N. Canadian Minerals Inc.),* Initial
Decision Release No. 988 (Mar. 29, 2016), 113 SEC Docket 16, 2016 WL 1238264. The
Central Index Key numbers are: 1188660 for Digiblue Media, Inc.; 1289570 for Morgan
Minerals Inc.; 1315260 for New World Batteries, Inc.; 1164580 for North Pacific GeoPower
Corp.; and 1260092 for Northern Canadian Uranium Inc. (f/k/a Northern Canadian Minerals
Inc.).

Inc., Morgain Minerals Inc., New World Batteries, Inc., North Pacific GeoPower Corp., and Northern Canadian Uranium Inc. (f/k/a Northern Canadian Minerals Inc.), are revoked.

     For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 988
ADMINISTRATIVE PROCEEDING
File No. 3-17122

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of DIGIBLUE MEDIA, INC., MORGAIN MINERALS INC., NEW WORLD BATTERIES, INC., NORTH PACIFIC GEOPOWER CORP., AND NORTHERN CANADIAN URANIUM INC. (F/K/A NORTHERN CANADIAN MINERALS INC.)	INITIAL DECISION ON DEFAULT March 29, 2016

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On February 17, 2016, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission and are delinquent in their periodic filings. Respondents were served with the OIP by February 23, 2016, and their answers were due by March 7, 2016. *Digiblue Media, Inc.*, Admin. Proc. Rulings Release No. 3671, 2016 SEC LEXIS 825 (ALJ Mar. 4, 2016).

Respondents did not appear at a prehearing conference on March 14, 2016, at which the Division of Enforcement stated that no Respondent had communicated with the Division. I issued an order to show cause on March 14, 2016, that required Respondents to respond by March 25, 2016, why this proceeding should not be determined against them and warning that they would be found in default if they failed to respond. *Digiblue Media, Inc.*, Admin. Proc. Rulings Release No. 3703, 2016 SEC LEXIS 977

Respondents are in default because to date they have not filed answers, did not participate in a prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, I find the allegations in the OIP to be true.

Findings of Fact

Digiblue Media, Inc., Central Index Key (CIK) No. 1188660, is a permanently revoked Nevada corporation located in Montreal, Quebec, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $159,595 for the prior nine months.

Morgain Minerals Inc., CIK No. 1289570, is a British Columbia corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR12G registration statement on May 13, 2004.

New World Batteries, Inc., CIK No. 1315260, is a British Columbia corporation located in Maple Ridge, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2007.

North Pacific GeoPower Corp., CIK No. 1164580, is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR12G registration statement on December 31, 2001.

Northern Canadian Uranium Inc. (f/k/a Northern Canadian Minerals Inc.), CIK No. 1260092, is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2006, which reported a net loss of $643,926 (Canadian) for the fiscal year ended December 31, 2006.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *See SEC v.*

McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports for several years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008).

Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Digiblue Media, Inc., Morgain

Minerals Inc., New World Batteries, Inc., North Pacific GeoPower Corp., and Northern Canadian Uranium Inc. (f/k/a Northern Canadian Minerals Inc.) are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge